

Mail Stop 4720

September 29, 2015

Chris Lutes
Chief Financial Officer
Elevate Credit, Inc.
4150 International Plaza, Suite 300
Fort Worth, TX 76109

> **Re:** **Elevate Credit, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 2, 2015**
> **CIK No. 0001651094**

Dear Mr. Lutes:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Gatefold

2. Please clarify how the $2.4 billion figure in loan originations is measured (i.e., since inception of the business or from the time of the spin-off). In addition, please provide the necessary parameters around the 2.7 million and 170 million numbers to reflect the measure of time, as well, as how the two figures differ.

Prospectus Summary

Our Company, page 1

3. Please disclose how you measured your leading market position (i.e., loan originations, revenue, etc.).

4. Please revise the second paragraph of your disclosure to balance your growth in revenues with disclosure that you have been operating at a loss for both fiscal years ended December 31, 2013 and December 31, 2014.

5. Please briefly describe the material characteristics of each product, most notably, information regarding the loan size, loan term and weighted average effective APR, including a statement that your Elastic product is a fee-based product. In this regard, we note your more detailed disclosure on pages 116-117 of the prospectus.

6. In the last paragraph of your disclosure you state that between 2006 and 2011 you maintained total principal losses as a percentage of loan originations of under 20%. Please revise your disclosure, as appropriate, to provide an objective industry standard to help investors assess this statistic.

Industry Overview, page 2

7. Please expand your disclosure to briefly define "mainstream demographic profile." We note your tabular disclosure on page 111; however, we are unable to ascertain what parameters apply to a mainstream demographic profile.

Our Solutions
Competitive Pricing and No Hidden or Punitive Fees, page 3

8. You state that you offer products believed to be typically 50% lower than many generally available alternatives from legacy non-prime lenders. By way of example, please revise your disclosure to illustrate the basis for your statement, In addition, based on your disclosure on page 117, it appears that this statement refers to your Rise product only. Please revise your disclosure for consistency.

Risks Affecting Us, page 5

9. Based on your "Credit quality" disclosure on page 74, please disclose that, due to the non-prime nature of your customers, you have historically experienced a high rate of net charge-offs as a percentage of your revenues.

Letter from Ken Rees, CEO of Elevate, page 13

10. Please revise to provide an objective standard for statements such as the needs of the New Middle Class "have been largely ignored" and that the New Middle Class is "starved" for better credit alternatives.

Risk Factors, page 15

We currently depend on debt financing to finance most of the loans we originate . . ., page 22

11. Please revise your disclosure to highlight that your credit facilities with VPC are secured by all of the company's assets. In this regard, we note your disclosure on pages 98-99 of the prospectus.

We are dependent on third parties to support several key aspects of our business…, page 25

12. To the extent known, please revise your risk factor disclosure to quantify the percentage of your business that is outsourced, whether measured through revenue generation or loan originations.

Selected Historical Consolidated Financial Data, page 66

13. We note that you currently disclose on page 67 both the amount of combined loan loss reserve and combined loan loss reserve as a percentage of combined loans receivable. Please revise your disclosures, both here and other relevant sections of your filing, to separately present this information both for your total loans receivable balances that are included on your balance sheet with corresponding allowance for loan losses and related ratios and those loans receivable that are off-balance sheet (i.e. CSO program). To the extent that there are significant differences between these ratios, please revise your MD&A to provide an explanation as to the reasons for these differences, as applicable. Lastly, please revise your accounting policy footnotes for your CSO program to disclose how you determine estimated losses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue Growth, page 72

14. Please revise your disclosure to provide an example illustrating the key terms of a representative installment loan, demonstrating also how you arrive at your APR calculation. Please provide a similar presentation of your Elastic product.

Liquidity and Capital Resources
VPC Facility, page 97

15. Please revise to disclose the financial covenants applicable to the VPC Facility. Please provide similar disclosure regarding the ESPV Facility.

Business

Industry Overview
Non-Prime Customers Represent the Largest Segment of the Credit Market, page 111

16. To the extent known, please provide the number of your current customers that qualify as "prime-ish," "challenged" and "invisible," as defined on page 112. Additionally, please provide the percentages of your net loan portfolio and overall net charge-offs for each category of customer accounts.

Our Products, page 116

17. We note disclosure of the weighted average effective APR for your Rise, Sunny, and Elastic products, which range from 93% to 257%. Noting your disclosures surrounding the significant regulatory oversight in both the U.S. and the U.K., please revise your filing as applicable to disclose the range and maximum APR limits for each of these product offerings by geographic location and for each state, as applicable.

18. We note your tabular presentation of your three products, which includes, among other things, pricing disclosure. With respect to your Rise product, please revise your disclosure to include an explanation of the significant swing in the pricing percentage for this product, from 36% to 365% annualized.

19. In an appropriate section of the filing, please describe the type of fees that you derive from loans originated through CSO programs, and the types of services you provide for these loans. We note that on page 80 you disclose that Rise CSO loans are originated, owned and funded by a third party.

Rise – US Installment Loans, page 117

20. We note your disclosure that in Texas and Ohio, Rise is available through a CSO program that provides consumers access to installment loans offered by a third-party lender. Please clarify whether Texas and Ohio are the only states where the CSO program operates and whether Rise installment loans are also offered in these states. To the extent that both Rise installment loans and the Rise installment loan CSO programs are offered, please revise the relevant sections of your filing to explain how you determine whether to originate the installment loan or participate in the CSO program.

21. You disclose that "eligible customers receive 50% rate reduction on their next loan." Please revise your disclosure stating that your "product offer rates …can decrease over time based on successful loan payment history" (see page 3 of prospectus summary) to specifically highlight that such rate reduction would apply if a customer applied for a new loan.

22. Please qualify your statement that as of 6/30/15, 60% of Rise customers have received a rate reduction by disclosing whether this rate reduction applied to new loan applications only. In addition, please disclose the percentage of your customers that are repeat customers.

Sunny – UK installment loans, page 117

23. Please disclose the standard by which you measured Sunny's competitive standing among non-prime lenders.

Elastic – US Bank-Originated Lines of Credit, page 117

24. We note the change in structure as disclosed on page 70 that results in all Elastic line of credit loan participations being purchased by Elastic SPV, Ltd. effective July 1, 2015. We also note that as a result of this change you will no longer purchase these loan participations, but instead you have entered into a credit default protection agreement. Please revise your filing both here and other relevant sections of your filing to disclose this change in structure along with the corresponding reasons for the change. Additionally, please compare and contrast this credit default protection agreement entered into with the CSO program offered on your Rise loan product to allow for a complete understanding as to the differences, if any.

25. As a related matter, we note disclosure on page F-61 that on July 1, 2015 you sold all of the loan participations ($20.2 million) in Elastic loans to Elastic SPC, Ltd. Please tell us the gain or loss recognized as a result of this transaction.

Advanced Analytics and Risk Management
Fully Automated, Near-Instant Credit Decision, page 120

26. Please tell us how the remaining 10% of the loan applications are handled and the overall size of those loans. Please revise your disclosure to explain which of your products you

include in the 90% figure. In this regard, we also note your disclose on top of page 125 that currently the IQ Technology Platform supports your US products only.

History of Stable Credit Quality through the Economic Downturn, page 121

27. We note your tabular disclosure regarding total principal losses as a percentage of originations for the years 2008-2011. Please revise your presentation to include information for the most recent fiscal periods, as well as clarify that historical disclosure refers to performance while you were a business of Think Finance, Inc., and prior to the spin-off.

Strategic Partner Development, page 123

28. Please list here the "large strategic partnerships" that you have developed, as well as discuss how your arrangement with these strategic partners works.

Competitive Overview, page 126

29. You disclose that one of your principal advantages is the technology-based platform that you use. Please tell us and, to the extent necessary, disclose what prevents other competitors from developing and/or using similar technology.

Executive Compensation

Summary Compensation Table, page 148

30. Please disclose why Messrs. Rees and Harvison were the only named executive officers who received option awards and how the size of those awards was determined.

Certain Relationships and Related Party Transactions, page 156

General

31. We note that Elastic SVP is a variable interest entity, as you discuss on page 98 of the prospectus. We note that you have not provided Item 404 disclosure regarding your relationship with Elastic SVP. Please explain.

Audited Financial Statements

Notes to Combined and Consolidated Financial Statements

Credit Service Organization, page F-13

32. We note your disclosures both here and on page F-49 related to your services provided as a CSO. We also note that the accrual for CSO lender owned funds are included in your

allowance for loan losses disclosures in your footnotes. Please revise your next submission to provide separate disclosures of your accrual for CSO lender owned funds. Specifically, please revise your filing by providing a roll forward of the estimated losses recorded on your CSO guarantees for all periods presented in addition to all of the disclosure requirements pursuant to ASC 460-10-50-4.

Note 4 – Loans Receivable and Revenues, page F-22

33. Please revise your footnote disclosures both here and on page F-53 along with your accounting policy footnotes to comply with all of the disclosure requirements required by ASC 310-10-50.

Note 12 – Income Taxes, page F-32

34. We note you have recorded a partial deferred tax valuation allowance for each of the periods presented which is only attributable to your UK operations. We also note your disclosure on pages F-34 and F-59 that you did not establish a valuation allowance at December 31, 2013, December 31, 2014, or June 30, 2015 for your U.S. operations based on your expectation of generating sufficient taxable income in a look forward period over the next three to five years. Please provide us an accounting analysis that details the specific positive and negative evidence you considered in determining that your deferred tax assets for your U.S. operations will more likely than not be realized as of both December 31, 2014 and June 30, 2015, in accordance with ASC 740-10-30, giving particular attention to paragraphs 21-23.

Unaudited Condensed Consolidated Financial Statements

Note 4 – Loans Receivable and Revenue, page F-53

35. We note disclosure on page F-53 that at June 30, 2015 you recorded an additional reserve of $6 million in excess of your standard allowance methodology related to certain fraudulent loans to third parties that were originated in the second quarter of 2015. We also note disclosure on pages 20-21 related to this fraud. Please tell us and revise your filing to disclose the corrective measures implemented to remedy your referenced vulnerability.

       You may contact Bill Schroeder, Staff Accountant, at (202) 551-3294 or John Spitz, Staff Accountant, at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3369 with any other questions.

       Sincerely,

       /s/ Era Anagnosti

       Era Anagnosti
       Legal Branch Chief
       Office of Financial Services I

cc: Andrew Winden
       Brandon Parris
       Morrison & Foerster LLP